SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For Q2-2002 Results

Nera ASA
Kokstadveien 23, P.O. Box 7090
N-5020 BERGEN
Norway

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Nera ASA

		By:	/s/ Bjorn Ove Skjeie

Name: Bjorn Ove Skjeie Title: President and Chief Operating Officer

Dated:	August 19, 2002

PRESS RELEASE, August 19, 2002

Nera ASA: Results first half year 2002

Nera ASA (OSE: NER) had a negative operating income for the first half of 2002. The Transmission Networks market is still characterised by a low volume of investment and general overcapacity. However, the development within Satellite Communications is positive, and Nera Tel, Singapore also shows a satisfactory business volume and a positive operating profit for the period. Nera is preparing for a continued weak market throughout 2003. The company expects an operating loss for the remainder of 2002 at the same level as for the first six months of the year.

•	Operating income per Q2: MNOK (76.8), against pro forma MNOK 10.3 in Q2 2001

•	Income before tax per Q2: MNOK (98.5), against pro forma MNOK 58.2 in Q2 2001

•	Transmission Networks booked new orders for MNOK 670 and had an operating income of MNOK (101)

•	Satellite Communications increased incoming orders as a result of the BGAN contract with Inmarsat and maintains its leading market position in the Inmarsat system

•	The wireless broadband market is developing slowly, but Nera continues to win new contracts. Meanwhile the level of costs for the Wireless Broadband Access business area has been reduced considerably.

•	Nera’s balance sheets has been reduced substantially as a result of a decline in accounts receivable and inventory, while the cash flow from operations was slightly positive for the first six months of the year.

Figures in MNOK	1st half 2002	1st half 2001	Q2-02	Q2-01	2001
		(pro forma)		(pro forma)
Orders received	1397	1873	765	916	2277

Operating revenues	1330	2021	649	1021	2893

Operating income	(76.8)	10.3	(34.3)	(6.4)	(432)

Income before tax	(98.5)	58.2	(62.8)	18.3	(448)

Earnings per share, NOK	(0.61)	0.43	(0.32)	0.29	(3.02)

•     The Nera Group’s results bear the mark of a tough market. Besides working extremely hard to win new contracts, we focus on making the most out of every penny. In that perspective, we are pleased to have upheld a steady volume of new orders, while constantly reducing the Group’s general level of costs, says Bjorn Ove Skjeie, CEO of Nera ASA.

•     With regards to markets, we have reason for optimism in South East Asia, where we have won a number of contracts. The development within Satellite Communications is also good, and Nera keeps winning new contracts and market share in this business area, says Skjeie.

Weak transmissions market

The Group’s transmissions activities still show a low volume. Transmission Networks booked new orders for MNOK 670 in the first half of 2002, compared to MNOK 1 093 in 2001. A low level of investments and overcapacity leads to fierce competition over projects. The South East Asian markets are still positive, and activities in Eastern and Central Europe give grounds for optimism.

Transmission Networks had operating revenues of MNOK 751 for the first six months of the year, against MNOK 1 191 per Q2 last year. The operating income for the first half of the year was MNOK (101), against MNOK 136.3

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for the same period last year. Tough market competition has led to considerable pressure on gross margins, and Nera will persistently monitor the level of costs for this part of the organisation in the time ahead.

Satellite Communications strengthens market lead

Satellite Communications booked orders for MNOK 464 in the first half of 2002, against MNOK 367 last year — an increase of 19 percent. The increase can largely be attributed to the BGAN contract, which Nera SatCom signed with Inmarsat in April. Satellite Communication’s market is stable, and the company has received several orders for new earth stations in Q2. The Inmarsat system meets with notable and increasing competition from other systems, but still holds its leading position, especially with regards to high speed data transmission.

Satellite Communications had operating revenues of MNOK 317 in the first six months of 2002, against MNOK 309 last year. The operating income was MNOK 31.4, a slight improvement from 2001, which yielded an operating margin of 9.9 percent. Nera is pleased with the improvement in operating margin from the previous quarter and is content that the business area continues to deliver good results.

Wireless Broadband Access receives first DVB-RCS orders

Wireless Broadband Access has seen a positive development and booked orders for MNOK 47 in the first six months of 2002, against MNOK 9 for the same period last year. The demand for wireless broadband solutions is on the increase, especially in Norway, and since the close of the second quarter Nera Broadband Satellite has booked its first commercial order for DVB-RCS equipment.

Wireless Broadband Access had operating revenues of MNOK 41, an improvement of MNOK 20 compared to the first six months of 2001. The operating income was MNOK (23.3), against MNOK (148) for the same period of 2001.

Prospects ahead

•     With lower market growth and considerable debt, a low investment volume will characterise the telecommunication industry for several quarters ahead. The situation will particularly affect investments in new communication networks. Hence we do not expect any considerable increase in activities neither for the remainder of 2002 nor for first part of 2003, says Nera CEO Bjorn Ove Skjeie.

•     However, it is our ambition to win market shares in the time ahead. Nera has an established customer base, strong partners, good products and a financial strength which gives us opportunities to improve our market position during this difficult period for the transmission market, comments Skjeie

For Satellite Communications, we anticipate a stable market. Currently under way are new product modifications which should open up new customer segments and thus provide operations with a further boost, says Skjeie.

In spite of the positive signs, we expect an operating loss for the remainder of 2002 at the same level as for the first six months of the year, comments Nera CEO Bjorn Ove Skjeie and emphasises that one of the the main focuses of the Nera management is to uphold the Group’s strong cash position.

About Nera:

Nera is a world-leading global supplier, developing, manufacturing and selling fixed, wireless and satellite communication equipment and systems. The company designs, develops, manufactures and market point-to-point and point-to-multipoint radio link equipment. Satellite terminals and land earth stations for mobile and fixed satellite communications. Nera is a major supplier to INMARSAT. The Company is listed on the Oslo Stock Exchange. Nera ASA has an associated company, Nera Telecommunications Ltd., listed in the Singapore Exchange Ltd. (ticker: Nera Tel).

For further information, contact:

Chief Information Officer Helge Skaar, +47 55 22 58 20 (office), +47 90 14 20 40 (mobile), or hsk@nera.no

Or go to: www.nera.no

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Income Statements

(Amounts in NOK mill.)	01.01-30.06	01.01-30.06	YEAR	2ND QUARTER	2ND QUARTER
	2002	2001	2001	2002	2001
		Proforma*			Proforma*

Orders received	1396,8	1873,2	2277,7	764,9	915,5

Sales revenue	1330,0	2021,2	2893,3	649,2	1 021,1

Operating expenses	-1235,6	-1767,3	-2626,6	-611,9	-901,2

Depreciation	-41,5	-52,6	-87,9	-20,8	-27,3

Operating income before R&D	52,9	201,3	178,8	16,5	92,5

Research and Development	-129,7	-191,0	-346,9	-50,9	-98,9

Operating income before restruct and writedowns	-76,8	10,3	-168,1	-34,3	-6,4

Restruct. and writedowns	0	0,0	-264,0	0,0	0,0

Operating income	-76,8	10,3	-432,1	-34,3	-6,4

Income from investments in associated comp	-25,8	0,2	30,2	-25,4	0,7

Writedown of project financing	0,0	0,0	-106,1	0,0	0,0

Net financial items	4,1	47,6	59,8	-3,1	24,0

Income before taxes and minority interest	-98,5	58,2	-448,3	-62,8	18,3

Taxes	27,6	-5,4	81,3	16,8	8,4

Net income (loss)	-70,9	52,7	-367,0	-46,0	26,7

Minority interest	-4,6	0,0	-3,8	6,0	9,7

Net income (loss) after minority interest	-75,5	52,7	-370,7	-40,0	36,4

*	Proforma includes Nera Telecommunications, Singapore

Balance Sheets

(Amounts in NOK mill.)	31.06.02	31.12.01

Deferred tax assets	179,7	113,5

Goodwill	21,3	23,7

Property, plant, equipment	242,3	268,1

Financial non-current assets	167,7	219,9

Non-current assets	611,0	625,2

Inventories	459,2	534,7

Trade receivables	590,9	781,6

Other receivables	278,7	375,2

Cash and cash equivalents	689,2	899,5

Current assets	2018,0	2591,0

TOTAL ASSETS	2629,0	3216,2

Shareholder’s equity	1596,0	1728,1

Long-term liabilities	78,6	101,8

Current liabilities	954,4	1386,3

TOTAL EQUITY AND LIABILITIES	2629,0	3216,2

Interest bearing current liabilities	4,3	192,3

Interest bearing long-term liabilities	6,1	8,4

Minority interest of equity	142,5	157,1

Statements of Cash Flows

(Amounts in NOK Mill.)	01.01-30.06	01.01-30.06	YEAR
	2002	2001	2001

Net income (loss)	-70,9	20,0	-367,0

Depreciation	41,5	44,0	87,9

Writedowns on goodwill and other non-current assets	0,0	0,0	236,4

Change in inventories, account receivables/payables and other working capital items	186,4	-263,3	-77,9

Other adjustments to operation activities	-143,2	-55,1	-205,9

Net cash provided by (used in) operating activities	13,8	-254,3	-326,5

Proceeds from sale of property, plant and equipment	3,6	0,1	1,0

Capital expenditures	-35,1	-80,4	-129,1

Other investments and sales	-1,7	-13,2	135,1

Net cash provided by (used in) investing activities	-33,2	-93,5	7,0

Proceeds from issuance of shares	0,0	5,3	5,2

Changes, own shares	-2,8	0,0	-26,8

Dividends paid		-27,1	-27,1

Net change in debt	-190,3	-49,2	-59,6

Net cash provided by (used in) financing activities	-193,2	-71,0	-108,3

Effect of changes in currency exchange rates	2,3	-9,5	7,0

Net change in cash and cash equivalents	-210,3	-428,4	-420,8

Cash and cash equivalents at the beginning of the period	899,5	1320,3	1320,3

Cash and cash equivalents at the end of the period	689,2	891,9	899,5

Nera ASA: Results first half-year 2002

The Nera Group had operating revenues for the first six months of 2002 of MNOK 1 330. During the same period last year Nera produced a pro forma operating income (incl. NeraTel, Singapore) of MNOK 2 021. Only minor changes have been registered in the market situation during the second quarter. The company is influenced by low investment levels and surplus capacity in the transmission market. As a consequence, Nera experienced low utilisation of capacity and pressure on gross margins. The positive development within Satellite Communications continues, and NeraTel, Singapore achieved satisfactory business volumes and operating profit for the first six months of this year. The Nera Group achieved an operating result of MNOK (76.8) in the first half of 2002, compared to pro forma MNOK 10.3 for the same period of last year.

Nera’s management foresees a continued weak market throughout 2002 and is also planning for 2003 with the expectation of a weak market. The company expects an operating loss for the remainder of 2002 at the same level as for the first six months of the year.

The transmission market changed little during the second quarter. A low level of investments in infrastructure and surplus capacity led to fierce competition over projects. South East Asia is still a bright spot, and the development and activities in Eastern and Central Europe have been positive. Nera’s strong market position in South East Asia has led to new contracts in Thailand, Malaysia, the Philippines and Indonesia.

The market for satellite communications is stable. During the second quarter Nera has received several new orders for earth stations, among others, from China. Although the Inmarsat system meets with increasing competition from other systems, Inmarsat still upholds a leading position, especially within high-speed data transmission. In spite of considerable competitive disadvantage due to the exchange rate development, Nera Satcom still retains its leading position within the Inmarsat system.

During Q2, Nera Satcom signed a contract with Inmarsat for the development of a terminal for the satellite system’s new generation of satellites (Inmarsat-4), also known as the BGAN project. The terminal will weigh in at 800 grams and transmit data at speeds of up to 422 kb/s. The contract with Inmarsat stipulates an Inmarsat investment of MNOK 135 into a program through which Nera will develop, design and manufacture the new terminal, which will be ready by the end of 2004.

The business volume within the broadband market is still low, but the company has noted a positive development. Nera Broadband Satellite has received its first commercial new orders for DVB-RCS equipment. Nera’s broadband business area has attained a leading position in the market for wireless broadband solutions and has as of today delivered solutions to 13 different projects. There is an increasing interest for Nera’s broadband solutions in other countries.

Since the decline in the telecommunications market started the Nera Group has intensified its efforts toward reducing costs and increasing efficiency. At the end of the second quarter, the company management announced increased efforts with the goal of reaching a considerably lower break-even level in the course of 2003. In total, the identified initiatives were valued at MNOK 130. Included among the identified initiatives currently under implementation is a stop in all production activities in Luton, UK. Furthermore, R&D activities will be refocused, with more emphasis on customer projects and initiatives to strengthen margins. Currently under implementation are reductions in sales and administration costs. One step in this process is the closing of Nera Finans and its operations in Dublin, Ireland, and the delisting from Nasdaq. Also under implementation is a simplification of sections of the marketing

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organisation, through the downsizing and closing of sales offices. Sales and administration costs are down by 15 percent from 2001 for the first six months of the year, and R&D costs have been reduced by 25 percent for the same period.

Since the end of Q2 2002, NeraTel, Singapore has accomplished a successful share issue, divestment and listing of its subsidiary Nera Electronics at the Singapore Stock Exchange. At the time of the listing, the subsidiary was valued at approximately MNOK 475, and NeraTel reduced its ownership share to 68 percent. Nera Electronics, who specialises in low and medium volume electronics, will use the funding from the stock issue to expand its sales activities in Europe, the USA and Japan. As a consequence of the share issue and divestment, Group liquidity will be strengthened.

INCOME STATEMENTS, BALANCE SHEETS, LIQUIDITY AND EQUITY

At the end of Q2, the Nera Group had operating revenues of MNOK 1 330 compared to a pro forma figure of MNOK 2 021 for the same period last year. The business volume during the second quarter was at the same level as for the first quarter. Ordinary operating costs amounted to MNOK 1 277, resulting in an operating result before R&D costs of MNOK 53 against pro forma MNOK 201 for the same period last year. Compared to first quarter, operating results before R&D was improved with approximately MNOK 15. A persistent low volume for the transmission activities is the main reason for the declining result compared to the same period last year. Surplus capacity for this business area has resulted in a pressure on margins.

For the first six months of 2002 R&D costs amounted to MNOK 130, down from MNOK 191 for the first half of 2001. R&D costs for Q2 were MNOK 28 lower than for the first quarter. This comprises 9.8 per cent of revenues, compared to 9.5 per cent compared to pro forma figures for the same period last year. R&D related to the BGAN contract has been accounted directly against sales order and is not included in R&D costs. The reduction in R&D expenses is a partly a consequence of the company’s efforts to reduce spending, and partly a result of redirecting focus towards R&D projects with funding from customers and other external sources. The reductions will not affect long-term product development in core businesses.

Ordinary operating income was MNOK (76.8), compared to pro forma MNOK 10.3 for the first six months of last year. Sequentially, the operating income of MNOK (34.3) for the second quarter is marginally better than the result for the first quarter of 2002. The transmission business area has accumulated an operating income of MNOK (101), compared to a pro forma operating income of MNOK 136 last year. Satellite Communications attained an operating income of MNOK 31.4, against MNOK 30.5 last year. Net operating margin for this business area were at 10 percent, which is in line with Nera’s targets. In these figures is included a provision for underabsorption of MNOK 20 for the first part of the BGAN project. Wireless Broadband Access accumulated an operating loss for the first half year of MNOK (23.3), against pro forma MNOK (148) in 2001. The business is developing in line with expectations, but even this area is subject to cost reductions. With an ordinary operating income of MNOK 49.8, NeraTel maintains its operating margin at the satisfactory level of 11.8 percent.

Net financial items for the first six months amounted to MNOK (21.7), compared to pro forma MNOK 47.8 in 2001. The financial items are negatively affected by an MNOK 30 write-down of NeraTel’s ownership in TVMobile in Singapore. In addition, financial items have been charged with a loss on exchange as a result of the exchange rate developments. Nera suffered a net loss after tax of MNOK (70.9) compared to a pro forma profit of MNOK 52.7 last year. Minority interests constituted MNOK (4.6). Thus, Nera suffered a net loss after minority interests of MNOK (75.5) compared to a pro forma profit of MNOK 52.7 last year.

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The Nera Group’s total balance sheet at 30 June 2002 was MNOK 2 629, compared to MNOK 3 216 at the end of 2001. There has been a substantial reduction in both trade receivables and other receivables, as well as a considerable reduction in inventories. As disclosed in the Q1 report, a loan of MNOK 185 from Nordiske Investeringsbanken was redeemed in March, thus reducing the company’s cash reserve. The equity ratio at the end of the first half of this year was at 60.7 percent.

The company’s cash reserve at the end of the first six months was MNOK 689, a reduction of MNOK 42 compared to the end of Q1.

NEW ORDERS AND ORDER BACKLOG

The Nera Group booked new orders of MNOK 1 397 in the first half year of 2002, against pro forma MNOK 1 873 for the same period of 2001. Order intake for Q2 and Q1 of 2002 were on the same level. Compared to last year, the Transmission Networks operations account for the bulk of the reduction in order intake, with new orders of MNOK 670 by close of Q2 this year, compared to MNOK 1 093 in 2001. However, Transmission Networks level of incoming orders has been reasonably stable over the last four quarters. As a consequence of the MNOK 135 BGAN contract Satellite Communications’ new orders increased by 19 percent. The business area retained new orders of MNOK 464 during the first half of this year, against MNOK 367 last year. For Wireless Broadband Access new orders amounted to MNOK 47, against MNOK 9 in 2001.

The order backlog at the end of the first six months was MNOK 931, against MNOK 888 at the end of Q1. MNOK 430 is due to be invoiced in the third quarter.

PROSPECTS

Due to lower market growth and significant debt exposure, the telecom markets face great challenges which may lead to financial reconstruction and a restructuring of the market. It is thus likely that the investment level will be low for several quarters ahead. This especially applies to investments in new networks. Considerable international economic and political turbulence further contributes to market insecurity.

In the last part of the second quarter, based on these evaluations, Nera’s management disclosed to the market that it did not expect significant increases in market activity during the last part of 2002 and into 2003. In addition to previously mentioned cost control measures, Nera ha s initiated an evaluation of other initiatives, among these the localisation of production and the global sales structure. The above mentioned redirection of R&D activities is also expected to yield long-term effects with regards to competitiveness. These efforts are, however, not expected to affect the level of costs for the current year.

It should be underlined that Nera’s established customer base, strong partners, good products and financial strength, will enable the company to further improve its market position in the currently strained transmission market.

The Satellite Communications market is expected to remain stable. Nera is currently developing product adaptations which may in turn open new client segments and thus give this business area a further boost. For Wireless Broadband Access, a continued incremental growth is expected.

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NeraTel, Singapore anticipates a development of business volume and results in line with the first six months of 2002.

For the Nera Group, the company expects an operating loss for the remainder of 2002 at the same level as for the first six months of the year.

Board of Directors in Nera ASA
Bergen, 16 August 2002

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Presentation of Results 1st Half-year 2002 Oslo, 19 August 2002

Bjorn Ove Skjeie Chief Executive Officer

The Overview Wireless transmission market still weak - Nera prepares for a challenging market in 2002/2003 Cost reductions and margin improvements expanded - effects gets visible. Reduced Balance Sheet and maintained Cash position Satellite Communications and NeraTel, Singapore with satisfactory performance

Key Figures * Pro forma includes Nera Telecommunications, Singapore

Orders received by Business Area * Pro forma includes Nera Telecommunications, Singapore

Orders received by Market Asia 31.7% (37.8%)* Percentage per region by 30 June 2002 Africa 5.3% (1.0%)* Americas 20.2% (22.7%)* Oceania 2.3% (0.7%)* UK 12.0% (4.0%)* Norway 9.1% (12.6%)* Rest of Europe 19.4% (21.1%)* * Figures in brackets are Orders received per 30.06.01

Book to Bill Transmission Networks Q1 - 2000 Q2 - 2000 Q3 - 2000 Q4 - 2000 Q1 - 2001 Q2 - 2001 Q3 - 2001 Q4 - 2001 Q1 - 2002 Q2 - 2002 Orders received/Sales 0.9787 1.7837 1.2585 1.0626 0.9014 0.8364 0.6687 0.6239 0.8175 0.9678 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Orders received Sales

The BGAN-project The Pocket User Terminal (PUT) Easy to carry (800 - 900g) Easy to use (Simple MMI and connections) One patch antenna Up to 422 kbps forward and 204 kbps return capacity Satellite system for land portable mobile terminals offering voice and data communications utilising the next generation of Inmarsat satellites - I4. Inmarsat will invest directly in Neras development program - USD 15 mill. Nera to design, develop and produce a Pocket User Terminal for delivery Q4 2004

Market View Weaker end user growth and debt problems for international operators and system integrators create a very challenging overall market situation Low investment level and margin pressure continues in transmission market No signs of substantial 3G investments Healthy market in the satellite communications niche Wireless broadband market continues to emerge

Transmission Markets Regional Status EMEA: Western Europe: Activity low - few signals of immediate upturn Eastern Europe & Central Asia: Attractive markets North Africa/Middle East: Small projects now, but regions with significant potential. Africa Sub-Sahara: Region with potential, but financing an obstacle to growth Asia Pacific: Fair markets in Malaysia, Philippines,Thailand and Indonesia, otherwise currently low visibility in rest of the region Americas: Activity concentrated in Caribbean and Central America. The largest markets - Mexico and Brazil - are still weak. Mixed signals from the US market

Highlights - Cost Reductions S&A cost-level reduced 15% (as per 30.06) YonY R&D cost-level reduced 25% (as per 30.06) YonY Achieved through refocus on core programs and increased external financing New cost reduction programme implemented in June 130 MNOK in additional cost reductions (Margin improvements, S&A, R&D) Processes for restructuring of manufacturing and sales organisation initiated

Nera Outlook - 2002 Transmission Networks Continued low volume Margin pressure Satellite Communications Increased volume Operating margin in line with target (10%) Wireless Broadband Access Limited but increasing business volume Still investment status NeraTel Reduced overall volume Operating profit at same level as in 2001

Going forward Defend cash position Regain profitability Win the transmission market Maintain position in mobile satellite communication Improve position in wireless broadband market

Bjorn Olafsson Chief Financial Officer

Financial Items Income statement and profitability Operating income and margins Balance sheet Working capital and Cash flow IPO in Singapore - Nera Electronics

Income Statements * Pro forma includes Nera Telecommunications, Singapore

Operating profit before special charges by Business Areas * Pro forma includes Nera Telecommunications, Singapore

Margin Development Transmission/Satellite 1997 1998 1999 2000 2001 1H-02 Gross margin % 33 25 30 30 28 21 Oper. margin % 2.8 4 8.5 8.9 7.3 -14.4 North 45.9 46.9 45 43.9 Transmission 1997 1998 1999 2000 2001 1H-02 Gross margin % 35 30 33 40 36 35 Oper. margin % 9.1 2 4.9 13.8 10.8 9.9 North 45.9 46.9 45 43.9 Satellite

WBA - Quarterly "fixed" cost level (R&D + Sales and Admin.) Q2-2000 Q3-2000 Q4-2000 Q1-2001 Q2-2001 Q3-2001 Q4-2001 Q1-2002 Q2-2002 East 20 33 43 58 71 51 45 19 16 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 MNOK

Balance Sheets

Statements of Cash Flows

Working Capital 4Q-1995 4Q-1996 2Q-1997 4Q-1997 2Q-1998 3Q-1998 4Q-1998 1Q-1999 2Q-1999 3Q-1999 4Q-1999 1Q-2000 2Q-2000 3Q-2000 4Q-2000 1Q-2001 2Q-2001 3Q-2001 4Q-2001 1Q-2002 2Q-2002 East 510 739 1028 881 773 573 713 666 556 367 431 190 309 322 331 280 595 664 498 412 379 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 MNOK

Working Capital in % of annualised sales 4Q-1995 4Q-1996 2Q-1997 4Q-1997 2Q-1998 3Q-1998 4Q-1998 1Q-1999 2Q-1999 3Q-1999 4Q-1999 1Q-2000 2Q-2000 3Q-2000 4Q-2000 1Q-2001 2Q-2001 3Q-2001 4Q-2001 1Q-2002 2Q-2002 East 19 31 34 24 29 20 20 23 20 14 15 8 14 15 10 10 20 26 16 15 15 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9%

Trade Receivables/ Inventories/Trade Payables Days 1995 1996 1997 1998 1999 2000 2001 1st H. 2002 Receivables 76 91 102 88 77 111 97 80 Inventories 82 77 67 51 40 38 67 62 Payables 41 43 48 48 29 45 53 46 Days

Net Cash Position (Cash - interest bearing debt) 4Q - 1995 4Q - 1996 2Q - 1997 4Q - 1997 2Q - 1998 3Q - 1998 4Q - 1998 1Q - 1999 2Q - 1999 3Q - 1999 4Q - 1999 1Q - 2000 2Q - 2000 3Q - 2000 4Q - 2000 1Q - 2001 2Q - 2001 3Q - 2001 4Q - 2001 1Q - 2002 2Q - 2002 MNOK

Nera Electronics, Singapore - IPO Nera Electronics' focus is low and medium volume production of electronics for third party customers Combined transaction with share issue, reduced ownership and listing at Singapore Stock Exchange Net proceeds to Nera Group: 100 MNOK Valuation: Appr. 475 MNOK NeraTel's ownership after IPO: Appr. 68 % Dividend of 25 MNOK to Nera ASA declared

Financial Key Figures

Thank you

Appendix

Key Figures per 30 June 2002 30.06.02 30.06.01 Operating margin (1) before R&D 4.0% 10.2% R&D in percent of sales revenue 9.8% 12.9% Operating margin(2) = Operating income in percent of sales revenue -5.8% -2.7% Earnings per share NOK -0.61 NOK 0.16

Sales Revenue by Business Areas * Pro forma includes Nera Telecommunications, Singapore

Invoicing of Order Backlog* 3rd Quarter 2002 4th Quarter 2002 Total NOK mill. Rest of 2003 and later 1st Quarter 2003 * Incl. Nera Telecommunications, Singapore

Quarterly Orders Received by Business Area

Quarterly Sales Revenue by Business Area

Orders Received by Market * Pro forma includes Nera Telecommunications, Singapore

Sales Revenue by Market * Pro forma includes Nera Telecommunications, Singapore

Operating margins* before R&D 1996 1997 1998 1999 2000 2001 Per 30.06 2001 Per 30.06 2002 East 0.139 0.114 0.09 0.142 0.153 0.062 0.102 0.04 MNOK 1996 1997 1998 1999 2000 2001 per quarter 2002 per quarter 3-D Column 193 204 200 216 287 92 79 99 51 78 78 (6,6%)* (7,8%)* (6,9%)* Research & Development 347 (12,0%)* * Operating income before R&D as % of sales revenue (1) Adjusted for special charges * R&D as % of sales revenue (11,3%)* (9.8%)*